SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 25/16

Share Conversion – Dominó Holdings S.A.

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), LATIBEX (XCOP) and BM&FBovespa (CPLE3, CPLE5, CPLE6), hereby informs its shareholders and the market in general that, on November 24, 2016, Dominó Holdings S.A., replacing the previous share conversion request presented to Companhia de Saneamento do Paraná –SANEPAR on October 17, 2016, requested the conversion of forty-one million (41,000,000) common shares issued by SANEPAR, held by the Company, into the same number of preferred shares issued by SANEPAR.

As a result, Dominó Holdings S.A.’s interest will be as follows:

SHAREHOLDER	COMMON SHARES (ON)	% COMMON SHARES (ON)	PREFERRED SHARES (PN)	% PREFERRED SHARES (PN)	TOTAL
Dominó Holdings	16,237,359	9.7%	41,730,015	13.5%	57,967,374

After the conversion is concluded, Dominó Holdings S.A. will hold less than ten percent (10%) of common shares issued by SANEPAR. Consequently, pursuant to the Material Fact filed today by SANEPAR, the Shareholders’ Agreement entered into between the Paraná State and Dominó Holdings S.A., on August 27, 2013, is automatically dismissed, pursuant to item 7.3 of the abovementioned Shareholders’ Agreement entered into between the parties.

Curitiba, November 25, 2016.

Gilberto Mendes Fernandes
Chief Corporate Management Officer acting as Chief Financial and Investor Relations Officer

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 25, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.